Exhibit (10)(xxviii)




                                        August 9, 1996


Board of Directors of Hilcoast Development Corp.


Gentlemen:

     On behalf of an acquisition corporation to be formed by M.A.H., B.S.H. and me, I have been studying the possibility of acquiring the outstanding shares of Hilcoast Development Corp. (hereinafter referred to as "FLA Corp.") held by the public through a merger, to be approved by you, between FLA Corp. and the acquisition corporation. I believe that a merger would be advantageous to all stockholders of FLA Corp., including the public stockholders. The acquisition corporation would contemplate making the following proposal:

     In the proposed merger, shares of FLA Corp. stock not previously contributed to the acquisition corporation would be converted into the right to receive cash in the amount of $6.00 per share. Appropriate steps would be taken to permit holders of options in FLA Corp. common stock to realize the value of their options.

     The consummation of the acquisition would be conditioned upon the required stockholder approval, appropriate amendments to the FLA Corp. stock option plans, compliance with all applicable regulatory and governmental requirements and certain other conditions that may be deemed necessary by the parties. While I expect to proceed with the organization of the acquisition corporation and the contemplated proposal, there is no assurance that I will not reconsider the contemplated terms or determine not to proceed.

     I believe that the contemplated acquisition is fair to FLA
Corp.'s minority stockholders from a financial point of view.
The contemplated acquisition price is equivalent to a 20% premium over the average closing price of shares of FLA Corp. common stock on the Nasdaq SmallCap Market over the 30 trading days ended August 2, 1996, and is in excess of the highest price at which the common shares have traded on the Nasdaq in the 51 week period prior to the date of this letter. Trading is almost non-existent, and there are only approximately 400 stockholders of record. The result is that a stockholder who currently wants to sell his or her shares may find it very difficult to do so. The contemplated transaction would provide each stockholder cash for his or her shares.

     I also believe that this is an appropriate time for FLA Corp. to consider the contemplated transaction. The primary business of the Company is expected to bee concluded in less than two years. Therefore, the Company is at a crossroads and has to determine its future course, which could include considering whether it is economically feasible to commence a new Century Village Community, whether to start or acquire a different project or business, whether to pursue some other course or liquidate.

     Obviously, I cannot, and will not, take any part in any discussion regarding this matter, except that I will make myself available for any questions you might have for me. The Board should consult FLA Corp.'s counsel and consider appointing an independent committee through which to consider this proposal. Such committee may wish to retain independent advisors to assist in those deliberations. In addition, extensive SEC documentation would be required of the FLA Corp. to provide disclosure to the stockholders about any proposed merger and the Board's consideration of its fairness to them.

     I hope you will give this matter your prompt attention. In that regard, I would like your representatives to meet with representatives of an advisors to the acquisition corporation to discuss this matter at your earliest convenience.

     I have been advised that I must promptly file an amendment to my Schedule 13D statement, which will disclose the substance of this letter. Accordingly, FLA Corp. should consider making its own public announcement relating to this matter.


                              Very truly yours,



                              H.I.L.